For Immediate Release

UNILENS ANNOUNCES ANNUAL GENERAL MEETING RESULTS
AND STOCK OPTION GRANTS

LARGO, Florida (March 26, 2010) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI) today announced that the shareholders of Unilens Vision Inc. voted in favor of all of the resolutions set out in the Company’s Information Circular dated February 26, 2010, as recommended by management. The resolutions approved the continuation of the Company into the State of Delaware, a new incentive stock option plan, the election of Directors, and the appointment of Auditors.  The Company expects to complete the continuation, which will change the Company’s jurisdiction of origination from British Columbia, Canada to Delaware, in the coming weeks.

The Company has granted 160,000 options to ten people including employees and directors of the Company under the new incentive stock option plan effective March 25, 2010, all of which are exercisable at US $4.83 per share, being the closing price of the Company’s shares on March 25, 2010.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Leonard F. Barker at (727) 544-2531